UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 18, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye” or “the Company”)
____________________________________________________________________
RESULTS OF THE GENERAL MEETING – ACQUISITION OF THE RUSTENBURG OPERATIONS
Sibanye shareholders are referred to the announcement, regarding the posting of the circular ("Circular") incorporating the notice of general meeting (“General Meeting”) released on the stock exchange news service on 15 December
2015 and containing the details of the acquisition of the Bathopele, Siphumelele (incl. Khomanani), and Thembelani
(incl. Khuseleka) mining operations, two concentrating plants, an onsite chrome recovery plant, the Western Limb
Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis including normalised levels of working capital (‘the Rustenburg Operations”) from Rustenburg Platinum Mines
Limited (“the Transaction”).
Sibanye is pleased to report that all resolutions set out in the Circular to give effect to the Transaction were passed by the requisite majority at the Company's General Meeting held at Sibanye Gold Academy, Glenharvie at 09:00 today,
Monday, 18 January 2016.
The number of shares voted in person or by proxy was 790,515,683, representing 86.29% of the total issued share capital of the same class of Sibanye shares. The resolutions proposed at the General Meeting, together with the percentage of shares abstained, as well as the percentage of votes for and against each resolution, are set out below:
Special resolution
Shares voted for:
Shares voted
against:
Number of shares
voted
Shares abstained:
1. Approval for the allotment and
issue of Sibanye Shares,
including in particular but not
limited to the Consideration
Shares, as required by and in
terms of section 41(3) of the
Companies Act
681 164 496 77 055 184 758 219 680 4 428 988
% of shares voted % of shares voted % of shares voted
% of total issued
shares
89.837% 10.163% 100.00% 0.483%
Ordinary resolutions
Shares voted for:
Shares voted
against:
Number of shares
voted
Shares abstained:
1. Approval of the Transaction as
a Category 1 transaction as
required by and in terms of the
JSE Listings Requirements
757 687 732 516 272 758 204 004 4 444 664
% of shares voted % of shares voted % of shares voted
% of total issued
shares
99,932% 0,068% 100.00% 0,485%
2. Specific approval and authority
granted to the Board to allot and
issue from the current and/or any
future authorised but unissued
Sibanye Shares (i) the
Consideration Shares to RPM;
and/or (ii) Sibanye Shares to
various investors for the purpose
of generating cash for the
payment of the Purchase Price or
any portion thereof.
757 652 776 564 768 758 217 544 4 431 124
% of shares voted % of shares voted % of shares voted
% of total issued
shares
99.926% 0.074% 100.00% 0,484%

The implementation of the Transaction is still subject to, amongst others, the fulfilment of the following conditions precedent:
·  The approval on or before 30 June 2017 of the Transaction by the competition authorities of the Republic of
    South Africa; and
·   On or before 30 June 2017 the granting of consent in terms of section 11 of the MPRDA for the sale of the
     Mining Right and the Prospecting Right to the Purchaser pursuant to the Transaction.
Sibanye Shareholders will be notified once the all the outstanding conditions precedent as set out in the Circular have been fulfilled and the transaction implemented.
18 January 2016
Libanon
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 18, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer